

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2014

<u>Via E-mail</u>
Trevor R. Burgess
Chief Executive Officer
C1 Financial, Inc.
100 5th Street South
St. Petersburg, FL 33701

> **Re: C1 Financial, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted July 2, 2014**
> **CIK No. 0001609132**

Dear Mr. Burgess:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Critical Accounting Policies and Estimates

Allowance for Loan Losses, page 45

1.   Please refer to the response to comment 20 of our June 26, 2014 letter and address the following:

- Please expand the disclosures regarding how and why two years loss experience on an unseasoned loan portfolio captures the inherent risks. In your revision, clarify why you state that "this two year period is considered adequate given that current economic and real estate market conditions in the areas in which we operate are comparable to those conditions experienced during the last two years."

- you believe the prior two years will be comparable to the upcoming two years for determining risk.

- Please expand the disclosure of the peer statistical analysis performed, identifying the periods in which you performed it and to discuss how it affected your determination of the allowance for loan losses.

- Please expand the disclosure surrounding the use of the highest of your originated portfolio loss rates and peer analysis loss rates as a short term proxy for determining the general component of the allowance for loan losses for originated loans beginning in the second quarter of 2014. Additionally, please clarify why the second quarter of 2014 is the appropriate period in which to make this change, discuss anticipated impact(s) on the allowance for loan losses and more fully explain "short term" as it relates to these disclosures.

Part II.

Item 16. Exhibits and Financial Statement Schedules, page II-3

2.	We note your response to prior comment 44 in our letter dated June 26, 2014. Noting your disclosure in the second risk factor on page 21 that you rely "almost exclusively" on FiServ, Inc. for your information management systems and that the "failure of these systems... could interrupt [the company's] operations," please provide additional detailed analysis in support of your conclusion that the agreement with FiServ, Inc. is not material.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Paul Cline at (202) 551-3851 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
       Manuel Garciadiaz, Esq.